ITEM 77Q(a) - COPIES OF ANY MATERIAL AMENDMENTS TO THE REGISTRANT'S CHARTER OR BY-LAWS


	The following Amendment No. 4 to the Declaration of Trust dated April 17, 1984 was adopted by the Board of Trustees (the
"Trustees") of Federated High Yield Trust (the "Trust") at its
Regular Meeting on May 17, 2000:

         Strike the first sentence of Section 5 of Article XII from the Declaration of Trust and substitute in its place the following:

"Section 5. Offices of the Trust, Filing of Copies, Headings, Counterparts. The Trust shall maintain a usual place of business in Massachusetts, which shall be determined by the Trustees, and shall continue to maintain an office at such address unless changed by the Trustees to another location in Massachusetts."